Contact

www.linkedin.com/in/danielle-casilio-9a2093218 (LinkedIn)

Top Skills

Business Development
Strategic Vision
Data Analysis

Danielle Casilio

Founder at Yelli
Los Angeles, California, United States

Summary

After working in restaurants for the past decade, I decided to design an app that could improve the lives of restaurant workers by streamlining their communication and training. YelliApp is a mobile and web app platform that gives restaurants the ability to do just that.

Experience

Yelli
Founder
July 2019 - Present (4 years 2 months)

Botanical Hospitality Group
Lead Server
March 2019 - November 2020 (1 year 9 months)
West Hollywood, California, United States

Yardbird Group
Lead Server
March 2018 - March 2019 (1 year 1 month)
Beverly Hills, California, United States

Ketzlers Schnitzel Haus & Biergarten
Waitress
December 2015 - December 2017 (2 years 1 month)
Granbury, Texas, United States

Education

Tarleton State University
Bachelor of Science - BS, Psychology · (September 2015 - December 2018)

Pratt Community College

Associate of Science - AS, Business Administration and Management, General · (January 2014 - May 2015)